FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2003

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

  X

Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

"Thomas W. Beattie"

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

September 11, 2003

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding - Opening Balance*	17,175,212
ADD:	Stock Options Exercised	3,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement	1,532,375
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	18,710,587

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				604,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Granted

SUBTOTAL

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	604,500

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				906,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Aug.21/03	Xianda Wang	May 21, 2003	$6.70	(3,000)

			SUBTOTAL	(3,000)

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	1,508,000

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			58,500
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			58,500

All information reported in this Form is for the month of August 2003

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	September 11, 2003

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

SOUTHWESTERN RESOURCES CORP.

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Item 2.

Date of Material Change

August 25, 2003

Item 3.

Press Release

The Issuer issued a press release on August 25, 2003

Item 4.

Summary and Full Description of Material Change

The Company announced that, further to its news release dated August 6, 2003, the syndicate of underwriters led by Raymond James Ltd. and including Octagon Capital Canada Inc. has agreed to exercise the underwriters' option and the over-allotment option to acquire an additional 507,375 common shares from Southwestern at the offering price of $10 per common share. As a result of the exercised options, Southwestern expects to issue at closing 1,532,375 common shares for gross proceeds of $15,323,750.

Item. 5

Full Description of Material Change

See attached Press Release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

Thomas W. Beattie

Vice President, Corporate Development

Telephone:

(604) 669-2525

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 25th day of August 2003.

"Thomas W. Beattie"

Thomas W. Beattie,  V.P., Corporate Development

SOUTHWESTERN RESOURCES' BOUGHT DEAL

FINANCING INCREASES FROM $10 MILLION TO $15 MILLION

Not for distribution to U.S. news wire services or dissemination in the United States.

August 25, 2003

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) ("Southwestern") is pleased to announce that, further to its news release dated August 6, 2003, the syndicate of underwriters led by Raymond James Ltd. and including Octagon Capital Canada Inc. has agreed to exercise the underwriters' option and the over-allotment option to acquire an additional 507,375 common shares from Southwestern at the offering price of $10 per common share. As a result of the exercised options, Southwestern expects to issue at closing 1,532,375 common shares for gross proceeds of $15,323,750.

On August 15, 2003 Southwestern filed a final Short Form Prospectus with the securities regulatory authorities to qualify for distribution the 1,532,375 common shares to be issued under the offering.  Closing is expected on or about August 28, 2003.

The offering is being made in the Provinces of British Columbia, Alberta, Manitoba and Ontario. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Southwestern is exploring in several countries for precious and base metals, including the Boka gold project in China and the Liam high-grade silver project in Peru.  The Company is presently drilling at the Boka and Liam projects.  Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 - 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

SOUTHWESTERN RESOURCES CORP.

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Item 2.

Date of Material Change

August 6, 2003

Item 3.

Press Release

The Issuer issued a press release on August 6, 2003

Item 4.

Summary and Full Description of Material Change

The Company announced has today entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including Octagon Capital Canada Inc., under which the underwriters have agreed to buy 1,025,000 Common Shares from Southwestern and sell to qualified investors at a price of $10.00 per Common Share, representing an aggregate offering of $10,250,000.  The Company will grant the Underwriters an option, exercisable up until 48 hours prior to the Closing Date of the Offering, to purchase up to an additional 307,500 Common Shares at the issue price.  In addition, the Underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of Common Shares equal to 15% of the number of Common Shares sold pursuant to the Offering, taking into account the exercise of the Underwriters' Option, exercisable at the issue price.  The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the common shares for distribution.  Closing is expected on or about August 28, 2003.

Item. 5

Full Description of Material Change

See attached Press Release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

Thomas W. Beattie

Vice President, Corporate Development

Telephone:

(604) 669-2525

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 6th day of August 2003.

"Thomas W. Beattie"

Thomas W. Beattie,  V.P., Corporate Development

SOUTHWESTERN RESOURCES ANNOUNCES A

$10 MILLION BOUGHT DEAL FINANCING

Not for distribution to U.S. news wire services or dissemination in the United States.

August 6, 2003

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) ("Southwestern" or the "Company") has today entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including Octagon Capital Canada Inc., under which the underwriters have agreed to buy 1,025,000 Common Shares from Southwestern and sell to qualified investors at a price of $10.00 per Common Share, representing an aggregate offering of $10,250,000.  The Company will grant the Underwriters an option, exercisable up until 48 hours prior to the Closing Date of the Offering, to purchase up to an additional 307,500 Common Shares at the issue price.  In addition, the Underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of Common Shares equal to 15% of the number of Common Shares sold pursuant to the Offering, taking into account the exercise of the Underwriters' Option, exercisable at the issue price.  The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the common shares for distribution.  Closing is expected on or about August 28, 2003.

The Offering is being made in the Provinces of British Columbia, Alberta, Manitoba and Ontario, and is subject to the approval of regulatory authorities. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Southwestern Resources Corp. is exploring in several countries for precious and base metals, including the Boka gold project in China and the Liam high-grade silver project in Peru.  The Company is presently drilling at the Boka and Liam projects.  Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 - 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

SOUTHWESTERN RESOURCES CORP.

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Item 2.

Date of Material Change

August 28, 2003

Item 3.

Press Release

The Issuer issued a press release on August 28, 2003

Item 4.

Summary and Full Description of Material Change

The Company announced that the financing disclosed on August 6 and August 25, 2003 has closed and the Company has received gross proceeds of $15,323,750.  The syndicate of underwriters led by Raymond James Ltd. and including Octagon Capital Corporation purchased 1,532,375 common shares from Southwestern at $10 per common share.

Item. 5

Full Description of Material Change

See attached Press Release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

Thomas W. Beattie

Vice President, Corporate Development

Telephone:

(604) 669-2525

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 28th day of August 2003.

"Thomas W. Beattie"

Thomas W. Beattie,  V.P., Corporate Development

SOUTHWESTERN RESOURCES CLOSES

$15.3 MILLION BOUGHT DEAL FINANCING

August 28, 2003

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) ("Southwestern" or the "Company") is pleased to announce that the financing disclosed on August 6 and August 25, 2003 has closed and the Company has received gross proceeds of $15,323,750.  The syndicate of underwriters led by Raymond James Ltd. and including Octagon Capital Corporation purchased 1,532,375 common shares from Southwestern at $10 per common share.

The offering was made in the provinces of British Columbia, Alberta, Manitoba and Ontario. The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

John Paterson, President of Southwestern stated, "This financing has strengthened Southwestern's working capital position and will allow the Company to continue to aggressively explore the Boka gold project in China."

In a separate transaction, Southwestern cancelled 658,200 common shares it acquired as a result of purchases the Company made through the facilities of the Toronto Stock Exchange pursuant to a Normal Course Issuer Bid.  Cancellation of those shares resulted in the Company's issued and outstanding common shares increasing, after the financing, by 874,175 shares to 18,710,587 shares.

Southwestern is exploring in several countries for precious and base metals, including the Boka gold project in China and the Liam high-grade silver project in Peru.  The Company is presently conducting drilling programs at the Boka and Liam projects.  Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 - 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

E-mail: info@swgold.com

THE FOLLOWING NEWS RELEASE HAS BEEN REDACTED TO CONFORM WITH THE REQUIREMENTS OF RULE 135(c) UNDER THE SECURITIES ACT OF 1933, FOR PURPOSES OF FURNISHING TO THE SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF FORM 6K

SOUTHWESTERN RESOURCES ANNOUNCES A

$10 MILLION BOUGHT DEAL FINANCING

Not for distribution to U.S. news wire services or dissemination in the United States.

August 6, 2003

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) ("Southwestern" or the "Company") has today entered into an agreement with a syndicate of underwriters [INTENTIONALLY DELETED] (the "Underwriters") under which the underwriters have agreed to buy 1,025,000 Common Shares from Southwestern and sell to qualified investors at a price of $10.00 per Common Share, representing an aggregate offering of $10,250,000.  The Company will grant the Underwriters an option, exercisable up until 48 hours prior to the Closing Date of the Offering, to purchase up to an additional 307,500 Common Shares at the issue price.  In addition, the Underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of Common Shares equal to 15% of the number of Common Shares sold pursuant to the Offering, taking into account the exercise of the Underwriters' Option, exercisable at the issue price.  The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the common shares for distribution.  Closing is expected on or about August 28, 2003.

The Offering is being made in the Provinces of British Columbia, Alberta, Manitoba and Ontario, and is subject to the approval of regulatory authorities. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

[INTENTIONALLY DELETED]

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

[INTENTIONALLY DELETED]

PRELIMINARY METALLURGICAL TESTS POSITIVE;

DRILLING PROGRAM PLANNED, LIAM PROJECT, PERU

April 10, 2003

Vancouver, BC - Southwestern Resources Corp. (SWG-TSX) is pleased to report that preliminary bottle roll metallurgical tests on material from the Liam, Peru high grade silver project were positive.  The Company is presently preparing to initiate a first phase 2,000 metre drill program to test the Liam high sulphidation mineralized system.

Initial bottle roll tests indicated 91% recovery of gold within four hours and 76.2% recovery of silver within 24 hours for sample A and 91.6% recovery of gold in eight hours and 65.7% recovery of silver in 24 hours for sample B.  Three hundred grams of 60% less than 200 mesh material was used for the preliminary tests.  Head grade for sample A was 310 grams per tonne silver and 0.53 grams per tonne gold and for sample B, head grade was 241 grams per tonne silver and 0.33 grams per tonne gold.  Using a ratio of 73 silver to 1 gold, the grade of sample A was 4.77 grams per tonne gold equivalent and sample B was 3.63 grams per tonne gold equivalent.  Cyanide and lime consumption were within the range of industry standards.  Further metallurgy using coarser fractions from a bulk sample will be conducted in the near future.

The Liam Property is underlain by two high grade silver+gold zones.  One of these is Cerro Crespo where high grade silver+gold mineralization is associated with vuggy silica and phreatomagmatic breccias within a 600 metre by 250 metre area.  The second zone is to the northeast of Cerro Crespo and has been designated the Northern Zone with dimensions of 1,400 metres in an east-west direction and 600 metres in a north-south direction.

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo., P.Eng. (qualified person) to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

…more

Because of the high grade results from initial assays at Liam, samples were reassayed at Actlabs Skyline.  Results of the reassaying have substantiated the earlier results.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures. Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

Some of the statements in this news release contain forward-looking information which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com

SOUTHWESTERN RESOURCES' BOUGHT DEAL

FINANCING INCREASES FROM $10 MILLION TO $15 MILLION

Not for distribution to U.S. news wire services or dissemination in the United States.

August 25, 2003

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) ("Southwestern") is pleased to announce that, further to its news release dated August 6, 2003, the syndicate of underwriters led by Raymond James Ltd. and including Octagon Capital Canada Inc. has agreed to exercise the underwriters' option and the over-allotment option to acquire an additional 507,375 common shares from Southwestern at the offering price of $10 per common share. As a result of the exercised options, Southwestern expects to issue at closing 1,532,375 common shares for gross proceeds of $15,323,750.

On August 15, 2003 Southwestern filed a final Short Form Prospectus with the securities regulatory authorities to qualify for distribution the 1,532,375 common shares to be issued under the offering.  Closing is expected on or about August 28, 2003.

The offering is being made in the Provinces of British Columbia, Alberta, Manitoba and Ontario. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Southwestern is exploring in several countries for precious and base metals, including the Boka gold project in China and the Liam high-grade silver project in Peru.  The Company is presently drilling at the Boka and Liam projects.  Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 - 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com

SOUTHWESTERN RESOURCES CLOSES

$15.3 MILLION BOUGHT DEAL FINANCING

August 28, 2003

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) ("Southwestern" or the "Company") is pleased to announce that the financing disclosed on August 6 and August 25, 2003 has closed and the Company has received gross proceeds of $15,323,750.  The syndicate of underwriters led by Raymond James Ltd. and including Octagon Capital Corporation purchased 1,532,375 common shares from Southwestern at $10 per common share.

The offering was made in the provinces of British Columbia, Alberta, Manitoba and Ontario. The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

John Paterson, President of Southwestern stated, "This financing has strengthened Southwestern's working capital position and will allow the Company to continue to aggressively explore the Boka gold project in China."

In a separate transaction, Southwestern cancelled 658,200 common shares it acquired as a result of purchases the Company made through the facilities of the Toronto Stock Exchange pursuant to a Normal Course Issuer Bid.  Cancellation of those shares resulted in the Company's issued and outstanding common shares increasing, after the financing, by 874,175 shares to 18,710,587 shares.

Southwestern is exploring in several countries for precious and base metals, including the Boka gold project in China and the Liam high-grade silver project in Peru.  The Company is presently conducting drilling programs at the Boka and Liam projects.  Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 - 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

E-mail: info@swgold.com

SOUTHWESTERN RESOURCES CORP.

PO Box 10102
Suite 1650
701 West Georgia Street
Vancouver, BC
Canada V7Y 1C6

Telephone 604 669 2525
Fax 604 688 5175
www.swgold.com
info@swgold.com

To Our Shareholders

During the quarter, drilling programs continued at the Boka Gold Project in Yunnan Province, China and the Liam Silver Project in Peru. There are presently four rigs operating at Boka and one rig at Liam. Drilling at Boka is testing a five kilometre long gold zone associated with a package of carbonaceous rocks in a north-south trending structural corridor. Gold mineralization is mainly within quartz-carbonate stockworks.

     The first phase of exploration was completed within the Sichuan Co-operative Research Area, which is underlain by similar geology to the Boka area. The Sichuan Project is located to the north and west of Boka.

     At Liam, the initial 2,000 metre drilling program is concentrating on Cerro Crespo, which contains high grade silver and subordinate gold at surface within several phases of hydrothermal breccias associated with a high sulphidation alteration system.

     The Company is also indirectly exploring for diamonds and nickel in Canada through its holdings in Canabrava Diamond Corporation and Aurora Platinum Corp. Canabrava and Aurora are concentrating their exploration efforts in Ontario and Quebec.

Boka Gold Project, Yunnan Province, China

Boka is located about 280 kilometres by road from the capital city of Kunming in the north-central portion of Yunnan Province. The Company is drilling an extensive gold zone associated with north-south structures in Middle Proterozoic carbonaceous rocks. Drilling to date has shown that the mineralization is broadly stratabound and extends downdip for a minimum of 300 metres. Drilling has been on a broad scale with drill centres anywhere from 120 metres to 500 metres apart. The initial focus was to test downdip extensions of mineralization defined in tunnels in Boka 1 North and Boka 1 South. One hole has been completed at Boka 7 and two holes are now in progress north of Boka 7 to test an extensive soil anomaly between Boka 7 and Boka 1 South. A total of 12 holes at 200 metre spacing are proposed to test this anomalous zone.

     Other work planned for the third quarter includes detailed structural studies, further soil sampling and mapping of the entire joint venture area. Several exploration tunnels are also planned.

Sichuan Project, Sichuan Province, China

The Company has completed a preliminary early stage exploration program within the Sichuan Project area of interest, including the collection of stream sediment and rock samples. Results of the preliminary exploration have defined several prominent gold anomalies in the same host lithology as observed at Boka. Further exploration will include follow-up

S o u t h w e s t e r n  R e s o u r c e s  C o r p.  1

prospecting and trenching in these areas. Other types of mineralization discovered during the first phase program included copper-gold and copper-PGM in gabbro and ultramafic rocks.

Liam Project, Peru

The Liam Project is located about 190 kilometres northwest of Arequipa and is 100% owned by Southwestern. A total of six diamond drill holes were completed on Cerro Crespo, which is a prominent northwest-southeast trending ridge underlain by hydrothermal and phreatomagmatic breccias. Bonanza grade silver at surface occurs within hydrothermal breccias in an extensive high sulphidation alteration system and contains subordinate gold. To the northeast of Cerro Crespo, a second high grade silver zone has been discovered and sampled in detail. Bonanza grade silver in this zone also occurs within complex hydrothermal breccias. Work to date suggests that Liam has good potential to host a bulk mineable silver deposit. Preliminary metallurgical studies have shown that the Liam mineralization is amenable to leaching.

Accha-Yanqui Project, Peru

Ongoing regional exploration in this district resulted in the discovery of several new oxide zinc zones hosted in the Ferrobamba limestone. The most significant discovery was at Azulcocha, where broad zones of high grade oxide zinc were outlined in trenches. Heavy overburden in the area has limited the trenching program and a detailed soil survey is planned. The Accha-Yanqui Project area contains several medium sized zinc resources including 9 million tonnes of 9% zinc at Accha.

Canadian Projects

Indirectly through its share ownership in Canabrava Diamond Corporation and Aurora Platinum Corp. the Company is exploring for diamonds and nickel in Ontario and Quebec. In Sudbury, Aurora has recently launched a drilling program at the Nickel Lake and Crazy Creek prospects within the Foy Offset Dyke. Drilling at Nickel Lake is focusing on expanding the massive sulphide zone intersected in previous drill holes. Crazy Creek is a copper-PGM prospect and drilling will be focusing on defining broader mineralized zones at depth.

     The main focus for Canabrava is the Mistassini Project in the Otish Mountains Region of Quebec. Canabrava and joint venture partner Majescor Resources Inc. have defined several priority drill targets associated with kimberlite indicator minerals.

John G Paterson P r e s i d e n t

2  S o u t h w e s t e r n  R e s o u r c e s  C o r p.

M a n a g e m e n t ' s  D i s c u s s i o n  a n d  A n a l y s i s

o f  F i n a n c i a l  C o n d i t i o n  a n d  R e s u l t s  o f  O p e r at i o n s

June 30, 2003 and 2002

Description of Business

The Company is a development stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

     The Company conducts its exploration independently as well as through joint venture agreements with third parties, referred to as joint ventures, whereby the third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way so as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. Typically, the partner may earn up to a 70% interest in the property by funding all or a portion of the exploration costs and 100% of the development and construction costs required to bring a mine into operation. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project.

Boka Project - China

The Company's principal property is the Boka Gold Project in Yunnan Province, China which it acquired in late 2002 and an extensive drilling program under way. The Boka Gold Project covers an area of 162 exploration concessions and mining leases located about 280 kilometres north of the capital city of Kunming in north-central Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp, which has been mined continuously since the 1950's.

     On November 25, 2002 Canadian Southwest Gold Inc. ("CSG"), a wholly owned subsidiary of the Company, signed a joint venture agreement with Brigade 209 of the Nuclear Industry of Yunnan Province, China ("Team 209") regarding the Boka Gold Project. Under the terms of the agreement, CSG can earn a 90% interest in the Joint Venture Company by contributing to that company US$4.0 million over a four year period and making a payment in cash and shares equivalent to US$1.7 million to Team 209 by the fourth year. Contributions to the Joint Venture Company are staged as to US$500,000 in

S o u t h w e s t e r n  R e s o u r c e s  C o r p.  3

the first year, US$1.0 million in the second year, US$1.5 million in the third year, and US$1.0 million in the fourth year.Team 209 will retain a 10% carried interest and CSG is the operator of the Project.

To date the Company has spent approximately $2.0 million on the Project.

Liam Project - Peru

The Company's main property in Peru is the Liam Project, which is 100% owned by the Company and is located 190 kilometres northeast of the city of Arequipa. A 2,000 metre drilling program was initiated in the second quarter to define high grade silver zones. To date the Company has incurred approximately $1.2 million in exploration expenditures on this Project.

Results of Operations

The consolidated loss for the three and six months ended June 30, 2003 was $3,240,000 or $0.19 per share and $6,128,000 or $0.36 per share respectively compared with a loss of $2,100,000 or $0.13 per share and $4,818,000 or $0.30 per share for the same periods in 2002.

     General and administrative expenses, although lower in the second quarter, were similar on a year to date basis in comparison to the same periods in 2002. General and administrative costs for the period ended June 30, 2003 include $273,000 in office expenses, $346,000 in salaries and benefits, $115,000 in accounting and legal fees, $264,000 in consulting fees, $145,000 in investor relations and $99,000 in travel costs.

     General exploration expense relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company's foreign exploration offices. General exploration expense of $645,000 and $1,043,000 for the three and six month periods ended June 30, 2003 respectively includes that portion of resource property expenditures which was charged to expense and $359,800 for stock based compensation. A total of $849,000 was charged to general exploration during the six months ended June 30, 2002.

     During the six month period ended June 30, 2003, the Company abandoned the Minaspata Property and the Central Zinc Project in Peru and wrote off $1,701,000 and $205,000 respectively. A total of $1,894,000 in resource property costs was written off during the same period in 2002 relating to projects in Peru.

     Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars. The current period loss of $754,000 compared to a loss of $402,000 during the same period in 2002 reflects, on average, a stronger Canadian dollar in the first half of 2003 in comparison to the US dollar.

4  S o u t h w e s t e r n  R e s o u r c e s  C o r p.

     Interest and other income of $176,000 is comprised of interest earned on cash balances and management fees charged to affiliated companies pursuant to administrative services agreements.

     The Company recorded a total of $1,337,000 as its equity in the losses of Canabrava Diamond Corporation ("Canabrava") and Aurora Platinum Corp. ("Aurora") during the six months ended June 30, 2003 compared to $216,000 for the same period in 2002.

Financial Condition, Liquidity and Capital Resources

The Company's working capital as at June 30, 2003 was $5.1 million compared with $4.8 million as at December 31, 2002. The increase of $0.3 million is primarily attributed to proceeds of $4.7 million from the exercise of warrants and stock options which was partially offset by resource property and property, plant and equipment expenditures of $2.0 million and operating expenditures of $2.5 million.

     The carrying value of resource properties remained unchanged due to $1.9 million in resource property costs written off to expense during the period and offset by exploration expenditures of $1.5 million in China and $0.4 million in Peru.

     Investments declined by $1.3 million resulting from the Company's portion of equity losses in affiliated companies. As the Company's portion of Canabrava's losses was larger than the book value of its investment in Canabrava, the carrying value is reflected as a zero balance. The Company continues to hold a significant interest in Canabrava of 33.6%.

     During the six month period ended June 30, 2003, the Company received proceeds of approximately $4,699,000 due to the exercise of 1,105,816 warrants and 122,400 stock options.

     In February 2003, the Company entered into an agreement with Chengdu Institute of Environmental Geology and Mineral Resources Development ("Chengdu EGMR") covering two areas of interest aggregating approximately 900 square kilometres northwest of the Company's Boka Gold Project in Yunnan Province. Under the terms of the agreement, the Company will initially evaluate the areas and form a Sino-Foreign Joint Venture Cooperative Company with Chengdu EGMR. By contributing US$2.0 million within the first two years after formation of a Sino-Foreign Cooperative Company, Southwestern will own 70% and Chengdu EGMR 30% of the Cooperative Company. By contributing a further US$1.0 million in the third year, the Company will earn a further 10% and contributions to the Cooperative Company will be made on a pro rata basis thereafter. The Company can earn a further 10% by completing a feasibility study on one deposit.

S o u t h w e s t e r n  R e s o u r c e s  C o r p.  5

     The Company expects to focus the majority of its exploration activities in China and Peru and will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Southwestern will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. In management's view, the Company's cash position is sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, reliance on third parties and joint venture partners, environmental and insurance risks, political and environmental instability, statutory and regulatory requirements, fluctuations in mineral prices and foreign currency, share price volatility, title risks, and uncertainty of additional financing.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls  to ensure that information used internally and disclosed externally is complete and reliable.

    The Board of Directors is responsible for ensuring that management fulfils its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Subsequent Event

On August 6, 2003 the Company announced a proposed financing ("Offering") whereby the underwriters have agreed to buy 1,025,000 common shares from Southwestern and sell to qualified investors at a price of $10 per share, representing gross proceeds of $10,250,000. The Company granted the underwriters an option to purchase up to an additional 307,500 common shares at the issue price as well as an over-allotment option to acquire up to an additional number of common shares equal to 15% of the number of common shares sold pursuant to the Offering, which could increase the gross proceeds to $15,323,750. The closing will be on or around August 28, 2003.

6  S o u t h w e s t e r n  R e s o u r c e s  C o r p.

Consolidated Balance Sheets

U n au d i t e d ($ in thousands)	June 30, 2003	December 31, 2002

Assets
Current
Cash and cash equivalents	$4,940	$4,801
Exploration advances and other receivables	260	321
Note receivable (note 2)	-	200

	5,200	5,322

Property, plant & equipment (note 3)	424	426
Resource properties (note 4)	12,245	12,241
Investments (note 5)	5,100	6,437
Note receivable (note 2)	200	-

	$23,169	$24,426

Liabilities
Current
Accounts payable and accrued charges	$104	$288

Shareholders' Equity
Share capital (note 7)
Issued and outstanding
17,118,212 shares (2002 - 15,889,996)	85,574	80,879
Contributed surplus	482	122
Deficit	(62,991)	(56,863)

	23,065	24,138

	$23,169	$24,426

Approved by the Board

S o u t h w e s t e r n R e s o u r c e s C o r p. 7

Consolidated Statements of Loss and Deficit

U n au d i t e d ($ in thousands)	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002

Expenses
General and administrative (note 10)	$562	$770	$1,242	$1,238
Depreciation	11	17	22	35
Foreign exchange loss	371	401	754	402
General exploration	645	407	1,043	849
Resource property
costs written off (note 4)	1,701	-	1,906	1,894

Loss before undernoted items	(3,290)	(1,595)	(4,967)	(4,418)
Interest and other income	103	80	176	165
Gain on shares issued
by affiliated companies (note 5)	-	-	-	105
Equity in losses of
affiliated companies (note 5)	(53)	(131)	(1,337)	(216)
Loss on sale of property, plant
& equipment	-	(114)	-	(114)
Write down of investments	-	(340)	-	(340)

Net loss for the period	(3,240)	(2,100)	(6,128)	(4,818)
Deficit at beginning of period	(59,751)	(46,072)	(56,863)	(43,354)

Deficit at end of period	$(62,991)	$(48,172)	$(62,991)	$(48,172)

Loss per share	$(0.19)	$(0.13)	$(0.36)	$(0.30)

Weighted-average number
of shares outstanding	17,100,317	15,874,496	16,919,226	15,881,780

8  S o u t h w e s t e r n  R e s o u r c e s  C o r p.

Consolidated Statements of Cash Flows

U n au d i t e d ($ in thousands)	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002
Operating Activities
Net loss for the period	$(3,240)	$(2,100)	$(6,128)	$(4,818)
Items not involving cash
Depreciation	11	17	22	35
Resource property costs
written off	1,701	-	1,906	1,894
Gain on shares issued by
affiliated companies	-	-	-	(105)
Equity in losses of
affiliated companies	53	131	1,337	216
Stock based compensation	360	-	360	-
Loss on sale of property, plant
& equipment	-	114	-	114
Write down of investments	-	340	-	340

	(1,115)	(1,498)	(2,503)	(2,324)
Change in non-cash operating
working capital items:
Decrease (increase) in exploration
advances and other receivables	11	(3)	24	48
Decrease in accounts payable
and accrued charges	(64)	(52)	(24)	(76)

	(1,168)	(1,553)	(2,503)	(2,352)

Investing Activities
Resource property expenditures	(895)	(40)	(2,001)	(417)
Additions to property, plant
& equipment	(5)	(54)	(56)	(55)
Increase in investments	-	(30)	-	(78)

	(900)	(124)	(2,057)	(550)

Financing Activities
Shares issued	374	-	4,699	-
Shares purchased	-	-	-	(265)

	374	-	4,699	(265)

(Decrease) increase in cash and
cash equivalents during the period	(1,694)	(1,677)	139	(3,167)
Cash and cash equivalents
at beginning of period	6,634	8,978	4,801	10,468

Cash and cash equivalents
at end of period	$4,940	$7,301	$4,940	$7,301

Cash and cash equivalents
consist of:
Cash	710	380	710	380
Short-term investments	4,230	6,921	4,230	6,921

Cash and cash equivalents
at end of period	$4,940	$7,301	$4,940	$7,301

S o u t h w e s t e r n  R e s o u r c e s  C o r p.  9

Notes to Consolidated Financial Statements

Unaudited (All tabular amounts are in thousands of dollars)

J u n e 3 0,  2 0 0 3  a n d  2 0 0 2

1. Significant Accounting Policies

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by Southwestern Resources Corp. (the "Company") as set out in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2002.

     In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

2. Note Receivable

As at June 30, 2003, the Company had in place an unsecured promissory note receivable from Canabrava Diamond Corporation ("Canabrava"), a company related by way of common control, in the amount of $200,000 due January 15, 2005 and bearing interest at a rate of 7% per annum to be paid monthly. The expiry date of the note was extended from Sep-tember 16, 2003 to January 15, 2005.

3. Property, Plant & Equipment

			June 30, 2003	December 31, 2002

		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value
Office and other equipment	$651	$500	$151	$162
Computer equipment	664	541	123	136
Vehicles	541	391	150	128

	$1,856	$1,432	$424	$426

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $36,018 for the six month period ended June 30, 2003.

1 0 S o u t h w e s t e r n R e s o u r c e s C o r p.

4. Resource Properties
a)
P r o j e c t	June 30, 2003	December 31, 2002
Peru
Poracota	$4,531	$4,529
Liam	1,193	968
Bambas West	682	679
Puno	561	561
Other	1,605	3,349

Total Peru	$8,572	$10,086

China
Boka	1,975	469
Other	10	-

Total China	1,985	469

Argentina/Tecka	1,688	1,686

Total	$12,245	$12,241

b) For the six month period ended June 30, 2003 the significant expenditures were as follows:
	Boka	Liam	Other	Total

Balance, beginning of period	$4 6 9	$9 6 8	$1 0 , 8 0 4	$1 2 , 2 4 1
Property acquisition,
and maintenance	4	1 5	1 2 3	1 4 2
Analytical	5 3	1 7	6	7 6
Geology	3 0 3	1 2 3	5 5	4 8 1
Drilling	6 5 3	-	-	6 5 3
Research	7	3 6	1 2	5 5
Project administration	4 8 6	3 4	( 1 7 )	5 0 3
Write-offs	-	-	( 1 , 9 0 6 )	( 1 , 9 0 6 )

	$1 , 9 7 5	$1 , 1 9 3	$9 , 0 7 7	$1 2 , 2 4 5

The Company's principal property is the Boka Gold Project in Yunnan Province, China which it acquired in late 2002 and an extensive drilling program is presently under way. The Boka Gold Project covers an area of 162 square kilometres of exploration concessions and mining leases located about 280 kilometres north of the capital city of Kunming in north-central Yunnan Province.

     The Company's main property in Peru is the Liam Project where it is exploring for silver. The Project is 100% owned by the Company and is located 190 kilometres northeast of the city of Arequipa. A drilling program is currently underway.

     In February 2003, the Company entered into a letter agreement with Chengdu Institute of Environmental Geology and Mineral Resources Development ("Chengdu EGMR") covering two areas northwest of the Company's Boka Gold Project in Yunnan Province. Under the terms of the agreement, the Company will initially evaluate the areas and form a Sino-Foreign Joint Venture Cooperative Company with Chengdu EGMR. By contributing US$2 mil-

S o u t h w e s t e r n  R e s o u r c e s  C o r p.  1 1

lion within the first two years after formation of the Cooperative Company, Southwestern will own 70% and Chengdu EGMR 30% of the Cooperative Company. By contributing a further US$1 million in the third year, the Company will earn a further 10% and thereafter contributions to the Cooperative Company will be made on a pro rata basis. The Company can earn a further 10% by completing a feasibility study on one deposit.

     During the six month period ended June 30, 2003, the Company terminated the Central Zinc and Minaspata projects in Peru and wrote off expenditures of $205,000 and $1,701,000 respectively.

5. Investments
			June 30, 2003
	Ownership	Carrying	Quoted Market
	%	Value	Value
Significantly influenced affiliates
Aurora Platinum Corp.	16.3	$4,373	$6,153
Canabrava Diamond Corporation	33.6	-	2,609

		4,373	8,762

Other
Maxy Oil & Gas Inc.	14.4	410	374
Pacific Minerals Inc.	2.8	317	600

		727	974

		$5,100	$9,736

			December 31, 2002
	Ownership	Carrying	Quoted Market
	%	Value	Value
Significantly influenced affiliates
Aurora Platinum Corp.	16.6	$4,431	$12,015
Canabrava Diamond Corporation	34.5	1,279	4,617

		5,710	16,632
Other
Maxy Oil & Gas Inc.	14.4	410	1,027
Pacific Minerals Inc.	3.0	317	1,627

		$6,437	$19,286

     The Company's portion of Canabrava's and Aurora Platinum Corp.'s ("Aurora") losses during the six month period ended June 30, 2003 amounted to $1,279,130 (June 30, 2002 -$149,890) and $57,369 (June 30, 2002 - $65,720) respectively. The recording of the Company's portion of Canabrava's losses during the period resulted in the carrying value of the investment being eliminated.

     As a result of share issuances by Aurora, Canabrava and Maxy Oil and Gas Inc. during the six month period ended June 30, 2002, the Company recorded gains on deemed disposition of $69,903 and $83,143, and a loss on deemed disposition of $48,111 respectively.

1 2  S o u t h w e s t e r n  R e s o u r c e s  C o r p.

6. Income Taxes

The Company has future tax assets that have been fully offset by a valuation allowance at June 30, 2003.

7. Share Capital

a) Authorized 100,000,000 common shares without par value.

b) Issued and outstanding during the period:

For the six month period ended June 30, 2003

	Number of Shares Issued (thousands)	Amount	Treasury Shares (thousands)	Amount	Number of Shares Outstanding (thousands)	Amount
Beginning of period	16,548	$82,885	658	$2,006	15,890	$80,879
Warrants exercised	1,106	4,147	-	-	1,106	4,147
Options exercised	122	548	-	-	122	548
End of period	17,776	$87,580	658	$2,006	17,118	$85,574

				For the six month period ended June 30, 2002

					Number of
	Number of		Treasury		Shares
	Shares Issued		Shares		Outstanding
	(thousands)	Amount	(thousands)	Amount	(thousands)	Amount
Beginning of period	16,459	$82,521	487	$1,547	15,972	$80,974
Shares purchased	-	-	97	245	(97)	(245)
End of period	16,459	$82,521	584	$1,792	15,875	$80,729

c) Stock Options

Under the Company's stock option plan there were 1,566,500 options outstanding at June 30, 2003 with a weighted-average exercise price of $4.29.

	For the six months ended June 30, 2003
		Weighted-
	Number of	Average
	Shares	Exercise
	(thousands)	Price
Outstanding at beginning of period	1,629	$4.17
Issued	60	$7.90
Exercised	(122)	$4.47
Outstanding and Exercisable
at end of period	1,567	$4.29

     The following table summarizes information about fixed stock options outstanding and exercisable at June 30, 2003:

		Weighted-
		Average	Weighted-
	Number of	Remaining	Average
Exercise	Options	Years of	Exercise
Price Range	(thousands)	Contractual Life	Price

$2.91-$3.80	544	4.3	$3.06
$3.90-$4.90	315	0.4	$4.04
$5.00-$10.25	708	1.3	$5.35

	1,567	2.2	$4.29

S o u t h w e s t e r n  R e s o u r c e s  C o r p.  1 3

d) As a result of stock options granted to non-employees during the six month period ended June 30, 2003, the Company recognized $359,800 in stock based compensation under general exploration and included this amount in contributed surplus.

8. Related Party Transactions

During the six month period ended June 30, 2003, the Company paid remuneration to directors and officers in the amount of $246,712 (2002 - $207,740).

9. Segmented Information

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

Geographic Information

The Company's only source of revenue for the six month period ended June 30, 2003 arose from interest earned on corporate cash reserves.The Company has non-current assets in the following geographic locations:

	June 30, 2003	December 31, 2002

Peru	$8,792	$10,333
Canada	5,460	6,612
China	2,029	473
Argentina	1,688	1,686

	$17,969	$19,104

10.  General and Administrative

	Six month period ended	Six month period ended
	June 30, 2003	June 30, 2002

Consulting	$264	$210
Investor relations	145	415
Office	273	232
Legal and accounting	115	60
Salaries and benefits	346	290
Travel	99	31

Total	$1,242	$1,238

11. Subsequent Event

On August 6, 2003 the Company announced a proposed financing ("Offering") whereby the underwriters have agreed to buy 1,025,000 common shares from Southwestern and sell to qualified investors at a price of $10 per share, representing gross proceeds of $10,250,000. The Company granted the underwriters an option to purchase up to an additional 307,500 common shares at the issue price as well as an over-allotment option to acquire up to an additional number of common shares equal to 15% of the number of common shares sold pursuant to the Offering, which could increase the gross proceeds to $15,323,750. The closing will be on or around August 28, 2003.

1 4  S o u t h w e s t e r n  R e s o u r c e s  C o r p.

Computershare Trust Company of Canada

Stock Transfer Services

510 Burrard Street

Vancouver, British Columbia

Canada V6C 3B9

Tel: (604) 661-9400

Fax: (604) 669-1548

August 28, 2003

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Southwestern Resources Corp.

We confirm that the following material was sent by pre-paid mail on August 28, 2003, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Second Quarter Report for the Six months ended June 30, 2003 / Financial Statements for the six months ended June 30, 2003 and 2002 (unaudited).

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Annette Jones-Cook"

Assistant Account Manager

Stock Transfer Services

Telephone: (604) 661-0216

Fax: (604) 683-3694